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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO.1
                                       TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                        CONSUMER PORTFOLIO SERVICES, INC.
                                (Name of Issuer)



                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                   210502 100
                                 (CUSIP Number)

                             CHARLES E. BRADLEY, SR.
                           C/O STANWICH PARTNERS, INC.
                              62 SOUTHFIELD AVENUE
                              ONE STAMFORD LANDING
                           STAMFORD, CONNECTICUT 06902
                                 (203) 325-0551
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 12, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


                                Page 1 of 6 Pages


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CUSIP No. 210502 100                  13D                      Page 2 of 6 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Stanwich Financial Services Corp.       05-0481357
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
     oo (See Item 3, infra)
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     United States of America
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         1,980,292
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           None
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,980,292
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    None
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,980,292
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     9.1%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     CO
________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

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                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

CUSIP NO. 210502100

                 CONSUMER PORTFOLIO SERVICES, INC. SCHEDULE 13D


ITEM 1.    SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Common Stock, no par value (the "COMMON STOCK"), of Consumer Portfolio Services, Inc., a California corporation (the "ISSUER"). The principal executive offices of Consumer Portfolio Services, Inc. are located at 16355 Laguna Canyon Road, Irvine, California 92618.

ITEM 2.  IDENTITY AND BACKGROUND

         Stanwich Financial Services Corp., a Rhode Island corporation (the "REPORTING PERSON"), is filing this report. The Reporting Person's address is c/o Stanwich Partners, Inc., One Stamford Landing, 62 Southfield Avenue, Stamford, Connecticut 06902. The Reporting Person is engaged in the structured settlement and investment businesses.

         During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On November 17, 1998, the Reporting Person exchanged three convertible promissory notes issued by the Issuer in the aggregate principal amount of $4,000,000 for a single replacement convertible promissory note issued by the Issuer in the amount of $4,000,000. This exchange, which constituted a restructuring of the debt, was effected in connection with financing provided by another lender. By such restructuring, the maturity of such debt was extended by more than five years, the interest rate was reduced from 15% per annum to 12.5% per annum, the indebtedness was subordinated and the conversion rate was changed from a weighted average of $3.30 per share to $3.00 per share. This exchange transaction increased by 121,688 the maximum number of shares issuable upon conversion of the debt over the number reported in the Schedule 13D amended hereby (the "ORIGINAL 13D"). An Amendment to Schedule 13D was not previously filed by the Reporting Person with respect to this transaction because the resulting increase in the beneficial ownership constituted less than 1% of the Issuer's Common Stock.

                               Page 3 of 6 Pages
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         On June 12, 2000, as additional consideration for a $1,500,000 loan to the Issuer made by the Reporting Person on September 30, 1999, the Issuer issued 103,500 shares of Common Stock to the Reporting Person at a valuation of $1.93 per share, as approved by the Issuer's Board of Directors.

         As a result of the transactions described in the two preceding paragraphs, the Reporting Person's ownership of Common Stock increased by 225,188 shares. However, since the filing of the Original 13D, the Reporting Person's beneficial ownership percentage has declined from 10.4% to 9.1%, as a result of increases in the number of outstanding shares of Common Stock. Notwithstanding such decrease in beneficial ownership percentage, the Reporting Person is filing this Amendment for the avoidance of doubt as to its compliance with the reporting requirements.

ITEM 4.  PURPOSE OF THE TRANSACTION.

       The Reporting Person has acquired Common Stock previously and acquired the Common Stock included in this Statement for investment, and the loans referred to in Item 3 were made to provide additional capital to the Issuer. The Reporting Person may sell or buy Common Stock from time to time.

       As of the date hereof, the Reporting Person has no plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

       (a) The Reporting Person beneficially owns or may be deemed to own an aggregate of 1,980,292 shares of the Issuer's Common Stock (the "BENEFICIALLY OWNED SHARES"). The Beneficially Owned Shares constitute 9.1% of the issued and outstanding shares of Common Stock.

       (b)      Number of shares as to which the reporting person has:

                (i)      Sole power to vote or to direct the vote:
                             1,980,292

                (ii)     Shared power to vote or to direct the vote:
                             None

                 (iii)   Sole Power to dispose or to direct the disposition of:
                             1,980,292

                (iv)     Shared power to dispose or direct the disposition of:
                             None



                               Page 4 of 6 Pages

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          The Beneficially Owned Shares include 1,333,333 shares that are not currently outstanding, but that the Reporting Person has the right to acquire currently through the exercise of the conversion rights described in Item 3, above.

          In addition, the Reporting Person is the holder of seven partially convertible subordinated notes (the "1997 CONVERTIBLE NOTES"), in the aggregate principal amount of $15,000,000 issued by the Issuer to the reporting person on June 12, 1997. The Reporting Person has the right to convert 20% of the principal of the 1997 Convertible Notes into an aggregate of 252,949 shares of Common Stock (a conversion price of $11.86 per share) on June 12, 2004 (the maturity date of such notes) or, if earlier, the date on which such notes are prepaid. The shares subject to the conversion rights under the 1997 Convertible Notes are not included in the Beneficially Owned Shares because such rights are not exercisable within 60 days of the date of this report.

         Charles E. Bradley, Sr., who is the President, sole director and a stockholder of the reporting person, is also the Chairman of the Board of the Issuer. Charles E. Bradley, Jr., who is an officer and stockholder of the reporting person, is the President and a director of the Issuer. Both Mr. Bradley, Sr. and Mr. Bradley, Jr. beneficially own certain shares of the Issuer's Common Stock, as set forth in Form 4s and Schedule 13Ds filed by them with the Securities and Exchange Commission.

         (c) No transactions in the Common Stock were effected in the past 60 days by the reporting person, except as described in this report.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
              TO SECURITIES OF THE ISSUER.

         The reporting person has pledged 543,459 shares of Common Stock, the $4,000,000 Note and the 1997 Convertible Notes to secure the obligations of others.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None



                               Page 5 of 6 Pages

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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              STANWICH FINANCIAL
                                                SERVICES CORP.


August 22, 2000                               By: /s/ Charles E. Bradley, Sr.
                                                  ------------------------------
                                                  Charles E. Bradley, Sr.
                                                  President





                               Page 6 of 6 Pages